SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6 )*

                          RENT-A-WRECK OF AMERICA, INC.
                          -----------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   760098-10-3
                                 (CUSIP NUMBER)

                     WILLIAM L. RICHTER, RICHTER & CO., INC.
      450 PARK AVENUE, 28TH FLOOR, NEW YORK, NEW YORK 10022; (212) 421-6300
      ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notes and Communications)

                                  MARCH 5, 1999
                          -----------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box o.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                               Page 1 of 12 Pages

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 760098-10-3                  13D                   PAGE 2 OF 12 PAGES
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WILLIAM L. RICHTER
    ###-##-####
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,075,631 (including shares shown on pages 3-4 hereof)
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     1,200
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,734,006 (including shares shown on pages 3-4 hereof)
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     1,200
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,076,831
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    40.9%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 760098-10-3                  13D                  PAGE 3 OF 12 PAGES
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    RICHTER INVESTMENT CORP.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,702,100 (including shares shown on page 4 hereof)
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,360,475 (including shares shown on page 4 hereof)
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER

                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,702,100
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    33.6%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 760098-10-3                 13D                    PAGE 4  OF 12 PAGES
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    RICHTER & CO., INC.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     296,375
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       296,375
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER

                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    296,375
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.8%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    BD, CO
    --------------------------------------------------------------------------

ITEM 1. SECURITY AND COMPANY.

         This Statement relates to Common Stock, par value $.01 per share (the "Common Stock"), of Rent-A-Wreck of America, Inc. (the "Company" or the "Issuer"). The principal executive offices of the Company are located at 11460 Cronridge Drive, Suite 120, Owings Mills, Maryland 21117.

ITEM 2. IDENTITY AND BACKGROUND.

         This Statement is being filed by:

          (a)  William  L.  Richter,   Richter   Investment  Corp.,  a  Delaware
               corporation   ("RIC"),  and  Richter  &  Co.,  Inc.,  a  Delaware
               corporation ("RCI") (collectively, the "Reporting Persons").

          (b)  Principal business and office addresses for Reporting Persons :

                     Richter & Co., Inc.
                     450 Park Avenue, 28th Floor
                     New York, New York  10022.

          (c) William L. Richter is President of RCI, which is a broker-dealer wholly owned by RIC, a holding company. Mr. Richter is a director and Vice Chairman of the Company. He is a director and Co-Chairman of Avesis Incorporated, which markets and administers discount benefit programs. Mr. Richter is Senior Managing Director of Cerberus Capital Management, L.P., which manages a group of private investment funds and related entities. The names, residence or business addresses and present principal occupation or employment of the executive officers and directors of Richter Investment Corp. and Richter & Co, Inc. are set forth in Appendix 1 hereto and incorporated herein by this reference.

          (d) To the best of the Reporting Persons' knowledge, during the last five years, none of the persons named in this Item 2 or in Appendix 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) To the best of the Reporting Persons' knowledge, during the last five years, none of the persons named in this Item 2 or in Appendix 1 hereto has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) All individuals named in this Item 2 or in Appendix 1 hereto are citizens of the United States.


                               Page 5 of 12 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Statement is being filed to reflect changes in beneficial ownership and voting power of the Reporting Persons that have occurred as a result of the Company's continuing program to repurchase Common Stock and Series A Convertible Preferred Stock (the "Preferred Stock") funded from the Company's working capital. Consequently, the changes in beneficial ownership and voting power reported in this Statement are not the result of any expenditures of funds by the Reporting Persons, but rather resulted from the Company's repurchasing shares of its Common and Preferred Stock from shareholders, including shareholders that have granted RIC a proxy to vote their shares, other than the Reporting Persons.


ITEM 4. PURPOSE OF TRANSACTION.

         The disposition of shares reported herein was not the result of actions on the part of the Reporting Persons, but rather resulted from the Company's repurchasing shares of Common Stock and Preferred Stock pursuant to an established repurchase program. Pursuant to that program, the most recent purchase occurred on March 5, 1999. The Company has repurchased 429,175 shares of Common Stock and 247,500 shares of Preferred Stock since the Reporting Persons filed their last amendment to Schedule 13D on August 29, 1997. Because certain of the repurchased shares of Preferred Stock, which are convertible one-to-one into shares of Common Stock, were subject to a proxy held by RIC prior to their repurchase by the Company, such repurchases decreased the number of common shares over which RIC had voting power (and over which William L. Richter indirectly had voting power because of his control of RIC) by 247,500 shares. Despite this decrease in the number of shares over which William L.
Richter  held voting  power,  and  thereby  beneficially  owned for  purposes of
Schedule 13D, Mr. Richter's aggregate percentage of beneficial ownership increased from 38.1% to 40.9% from the last amendment to Schedule 13D filed by the Reporting Persons on August 29, 1997 to this current Statement. This was the result of the above described decrease in aggregate beneficial holdings and an even greater decrease in shares of Preferred and Common Stock outstanding as a result of the Company's repurchase program. Shares of Common Stock outstanding on a fully diluted basis decreased from 5,693,892 as of August 29, 1997 to 5,073,217 as of March 5, 1999.


ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

          (a) The aggregate number and percentage of Common Stock beneficially owned by William L. Richter are 2,076,831 (including the securities referred to in the next sentence) and 40.9%, respectively. RIC is the beneficial owner of 1,702,100 shares of Common Stock or 33.6% (including the securities referred to in the next sentence). RCI is the beneficial owner of 296,375 shares of Common Stock or 5.8%.

          The shares held by RCI include 170,375 shares of Common Stock held directly; and warrants for 36,000 shares of Common Stock and options for 20,000 shares of Common Stock exercisable

                               Page 6 of 12 Pages
at $1.00 per share. (RCI also holds warrants for 45,000 shares and options for 25,000 shares exercisable at $1.15 per share on July 1, 2002, subject to accelerated vesting upon the Company's meeting certain performance targets.)

          The shares held by RIC include the shares held by RCI, its wholly owned subsidiary, and 1,084,125 shares of Preferred Stock deemed beneficially owned by RIC due to a proxy held by RIC to vote such shares. RIC also has investment control over 550,000 of the shares of Preferred Stock referred to in the previous sentence.

         The shares held by Mr. Richter include the shares held by RIC and RCI (due to Mr. Richter's positions as an executive officer and director of such corporations); 289,531 shares of Common Stock held directly or through Mr. Richter's Individual Retirement Account; 178,750 shares of Preferred Stock; 1,200 shares of Common Stock held by Mrs. Richter's IRA; and warrants to acquire 24,000 shares of Common Stock and options to acquire 13,334 shares of Common Stock exercisable at $1.00 per share. The shares of Preferred Stock described in this paragraph are also included in the number of shares deemed to be owned by RIC in the previous paragraph due to RIC's proxy. (Richter also holds warrants to acquire 30,000 shares of Common Stock and options to acquire 16,666 shares of Common Stock exercisable at $1.15 per share on July 1, 2002, subject to accelerated vesting upon the Company's meeting certain performance targets.)

          (b) See Items 7 through 10 on the Cover Pages of this Amendment No. 6 to Schedule 13D.

          (c)  The  following   transactions   with  respect  to  the  Company's
securities and involving the Reporting Persons have taken place during the preceding 60 days:

               (i) On February 5, 1999, the Company repurchased 68,750 shares of Preferred Stock from stockholders unrelated to the Reporting Persons for $1.60 per share. The repurchase was funded out of the Company's working capital and effected via a transfer agent. Because RIC held proxy power over these shares prior to their repurchase, upon their repurchase, the shares were no longer subject to the proxy held by RIC and are, therefore, no longer deemed to be beneficially held by RIC and, indirectly, William L. Richter.

               (ii) On February 25, 1999, the Company repurchased 61,875 shares of Preferred Stock from a stockholder unrelated to the Reporting Persons for $1.60 per share. The repurchase was funded out of the Company's working capital and effected via a transfer agent. Because RIC held proxy power over these shares prior to their repurchase, upon their repurchase, the shares were no longer subject to the proxy held by RIC and are, therefore, no longer deemed to be beneficially held by RIC and, indirectly, William L. Richter.

               (iii) On February 10, 1999, William L. Richter exercised a warrant to purchase 12,000 shares of Common Stock at a price of $.80 per share. The exercise was funded out of his personal funds and effected via the Company.

                               Page 7 of 12 Pages

               (iv) On February 10, 1999, RCI exercised a warrant to purchase 14,000 shares of Common Stock at a price of $.80 per share. The exercise was funded out of working capital and effected via the Company.

               (v) On March 3, 1999, the Company repurchased 96,250 shares of Preferred Stock from a stockholder unrelated to the Reporting Persons for $1.60 per share and 71,200 shares of Common Stock at $1.25 per share. The repurchase was funded out of the Company's working capital and effected via a transfer agent. Because RIC held proxy power over these Preferred Shares prior to their repurchase, upon their repurchase, the shares were no longer subject to the proxy held by RIC and are, therefore, no longer deemed to be beneficially held by RIC and, indirectly, William L. Richter.

          (d) Other than the Series A Preferred shares reported herein as owned directly by Reporting Persons, other shareholders have the power to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Series A Preferred shares subject to the proxy held by RIC.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described herein or in Item 6 of the Reporting Persons' Amendment No. 5 to Schedule 13D, filed August 29, 1997 and incorporated herein by this reference, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Company.

         Pursuant to the voting agreement entered into by the investors (other than management or former management of the Company) in connection with the previous capital raising, RIC holds the right to vote such shares of Preferred Stock. The holders of the Preferred Stock, as a class, have the right to elect a maximum of four (4) designees to the Board of Directors of the Company. Such right commenced with the issuance of the Preferred Stock and will terminate at such time that less than 500,000 shares of Preferred Stock remain outstanding. Currently, the holders of Preferred Stock elect two directors.

         A shareholder of the Company, David A. Schwartz, has pledged 800,000 of his shares of Common Stock of the Company (the "Pledged Stock") to an unrelated third party ("Lender") as security for a loan made by said Lender to Mr. Schwartz (the "Schwartz Agreement"). RIC may, at its option, in the event of a default by Mr. Schwartz under the Schwartz Agreement, pay on Mr. Schwartz's behalf all sums then due and owing from Mr. Schwartz to Lender. Upon payment by RIC to Lender, RIC shall have a security interest in the Pledged Stock. Mr. Schwartz shall have sixty (60) days to repay RIC the amount paid by it plus interest. If Mr. Schwartz fails to repay RIC within such time, RIC shall be entitled to (i) retain such number of Pledged Shares evidencing the amount paid by it plus accrued interest or (ii) sell such number of Pledged Shares to third parties as required to repay RIC the amount plus accrued interest.

                               Page 8 of 12 Pages

The Pledged Stock constitutes approximately 17.0% of the Common Stock of the Company outstanding on a fully diluted basis.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Loan Agreement, dated July 31, 1989 between Richter Investment Corp. and Issuer. (1)

2. Private Placement Agreement, dated July 31, 1989 between Richter & Co., Inc. and Issuer. (1)

3. Commitment Letter, dated July 31, 1989 between Richter Investment Corp. and Issuer. (1)

4.   Form of Letter between David Schwartz and Richter Investment Corp. (1)

5.   Form of Letter between David Schwartz,  Issuer and Richter Investment Corp.
     (1)

6. Stock Purchase Warrant issued to Richter & Co., Inc. dated July 1, 1993 for the purchase of 93,000 shares of the Company's Common Stock. (2)

7. Stock Purchase Warrant issued to William L. Richter dated July 1, 1993 for the purchase of 62,000 shares of the Company's Common Stock. (2)

8. Voting Agreement among Richter Investment Corp. and certain holders of the Company's Series A Preferred Stock. (3)

9.   Certification of Joint Filing pursuant to Rule 13d-1(f).

----------
(1)  Incorporated  by  reference  to  Exhibits  to  Reporting  Persons'  initial
     Schedule 13D for August 10, 1989.

(2) Incorporated by reference from the Company's Report on Form 8-K dated June 30, 1993.

(3) Incorporated by reference from the Company's Report on Form 10-K for the year ended March 31, 1990.

                               Page 9 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


May 10, 1999

                                              /s/ William L. Richter
                                              ----------------------------------
                                              William L. Richter


                                              RICHTER & CO., INC.


                                              By: /s/ William L. Richter
                                                  ------------------------------
                                                  William L. Richter
                                                  President


                                              RICHTER INVESTMENT CORP.


                                              By: /s/ William L. Richter
                                                  ------------------------------
                                                  William L. Richter
                                                  President

                               Page 10 of 12 Pages

                                   Appendix 1

1.  RICHTER INVESTMENT CORP.
    DIRECTORS

    Richard L. Rubin         36 The Crossing                 Professor of Political Science
                             Purchase, New York 10577        and Public Policy at Swarthmore
                                                             College; engaged in various
                                                             investment activities

    William L. Richter       450 Park Avenue, 28th Floor     Chairman and President of Richter
                             New York, New York 10022        Investment Corp. and Richter & Co.,
                                                             Inc.; Co-Chairman of Avesis
                                                             Incorporated, Vice-Chairman of
                                                             Rent-A-Wreck of America, Inc. and
                                                             Senior Managing Director of
                                                             Cerberus Capital Management, L.P.;
                                                             Mr. Richter exercises approximately
                                                             94.3% of the voting control of
                                                             Richter Investment Corp.

    EXECUTIVE OFFICERS

    William L. Richter       450 Park Avenue, 28th Floor     President
                             New York, New York 10022

    L. Christine Lynch       450 Park Avenue, 28th Floor     Vice President and Secretary
                             New York, New York 10022

2.  RICHTER & CO., INC.


    DIRECTORS

    William L. Richter       450 Park Avenue, 28th Floor     Director
                             New York, New York 10022


    EXECUTIVE OFFICERS

    William L. Richter       450 Park Avenue, 28th Floor     President
                             New York, New York 10022

    L. Christine Lynch       450 Park Avenue, 28th Floor     Vice President
                             New York, New York 10022

                               Page 11 of 12 Pages

                                    EXHIBIT 9


                     CERTIFICATION REGARDING JOINT FILING OF
                     SCHEDULE 13D PURSUANT TO RULE 13d-l(k)
                    OF THE SECURITIES AND EXCHANGE COMMISSION


         William L. Richter, Richter & Co., Inc. and Richter Investment Corp. do hereby certify that the Schedule 13D to which this certification is attached as
Exhibit 9 is being filed with the Securities and Exchange Commission on behalf of each of the undersigned.

Dated: May 10, 1999

                                           RICHTER & CO., INC.


                                           By: /s/ William L. Richter
                                               ---------------------------------
                                               William L. Richter
                                               President


                                           RICHTER INVESTMENT CORP.


                                           By: /s/ William L. Richter
                                               ---------------------------------
                                               William L. Richter
                                               President



                                           /s/ William L. Richter
                                           -------------------------------------
                                           William L. Richter

                               Page 12 of 12 Pages